Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Increases Production and Improves Cash Position

Vancouver, BC - June 9, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that its gold production during the fourth quarter of Fiscal 2011 was 16,735 ounces, representing an increase of 3,910 ounces or 30% compared to its previous quarter. During the same period, the installation of a new horizontal Carbon-in-Column Circuit was completed improving the efficiency of gold recovery from the milling system. In addition, gold sold increased 5% reaching 14,533 ounces and representing a 12% increase in the revenue of the Company, compared with the previous quarter.

Further, gold mined and stockpiled at the end of the fourth quarter of Fiscal 2011 was 25,088 ounces, a 72% increase compared to the previous quarter end. Within the stockpiled gold as at the end of Fiscal 2011, 19,126 ounces represent future gold to be poured by the Company’s heap leaching project expected to be commissioned during the second quarter of Fiscal 2012.

The Company’s cash position as of the end of Fiscal 2011 has been estimated at US$13 million, an increase of 36% compared to the end of the third quarter of Fiscal 2011.

Additionally, during Fiscal 2011, the Company delivered 3,500 ounces of gold to Deutsche Bank AG, corresponding to the agreed terms and conditions of the Forward Gold Purchase Agreement signed during the same fiscal year.

Cash cost per ounce of gold sold during the fourth quarter of Fiscal 2011 has been estimated within the range of US$690 to US$740.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the Company's intentions with respect to the development of its mineral properties. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information(including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.